Exhibit (a)(15)

To:

All Midwest and Skyway Airlines Employees

Date:

February 20, 2007

From:

Carol Skornicka, Senior Vice President of Corporate Affairs, Secretary and General Counsel

Subject:

AirTran Efforts to Obtain Midwest Shareholder List

I’m happy to share the news that AirTran’s efforts to obtain our shareholder list under New York law have failed.

AirTran was seeking information about our shareholders to which it is not entitled. Because AirTran could not meet Wisconsin’s statutory requirements for obtaining the names of our shareholders, they formed a New York subsidiary company in an attempt to take advantage of that state’s law and thereby circumvent Wisconsin law. Midwest Air Group is a Wisconsin corporation and we believe that access to our shareholder list should be governed by Wisconsin law – and the court agreed. It should also be noted that AirTran remains fully able to communicate with Midwest Air Group shareholders under the provisions of federal securities laws, enabling shareholders to receive the information AirTran chooses to disseminate.

Additionally, you may have heard AirTran’s announcement last week regarding the expiration of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act. The waiting period expired in the normal course of events 30 days after the initial filing without any challenges from an anti-trust perspective. This was not unexpected and does not change anything. As you know, Midwest’s board of directors has determined that AirTran’s offer is inadequate, and the board’s recommendation to shareholders not to tender their shares remains in effect.

Important Additional Information

Midwest has filed a Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) and amendments thereto regarding AirTran’s exchange offer, which sets forth the reasons for the board’s recommendation and related information.